

November 23, 2020

Elizabeth Ostendorf
Senior Vice President & Director, Legal Department
First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609

      Re: First Citizens BancShares, Inc.
          Registration Statement on Form S-4
          Filed November 16, 2020
          File No. 333-250131

Dear Ms. Ostendorf:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Stickel at 202-551-3324 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Finance